NEWS RELEASE

EMX Royalty Announces Filing of Annual Report and 2022 Results

Vancouver, British Columbia, March 28, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the filing of its 2022 annual report Form 40-F, which includes the audited financial statements for the year ended December 31, 2022, with the U.S. Securities and Exchange Commission ("SEC") on EDGAR (www.sec.gov). EMX has also filed its Annual Information Form (AIF), audited Financial Statements (FS), and Management's Discussion and Analysis (MD&A) for 2022 with Canadian securities regulators on SEDAR (www.sedar.com). The Company's Form 40-F, AIF, audited FS, and MD&A are also available on EMX's website at www.EMXroyalty.com under the heading "Investors". Shareholders may receive a printed copy of the Company's complete Financial Statements, or its complete Annual Information Form, free of charge, upon request to the Corporate Secretary at Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada. All dollar amounts in this news release are USD unless otherwise noted.

HIGHLIGHTS

Financial Updates for the Year Ended December 31, 2022

  Revenue and other income for the year ended December 31, 2022 was $18,277,000 (2021 - $7,526,000). Adjusted revenue and other income1 of $25,403,000 (2021 - $11,044,000) included $7,126,000 (2021 - $3,518,000) in income for the Company's share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile.
  Net income for the year ended December 31, 2022 was $3,349,000 (2021 - loss of $23,731,000).
  Operating cash flow for the year ended December 31, 2022 was $16,729,000 (2021 - cash used of $8,062,000). Adjusted operating cash flow1 from operations for the year ended December 31, 2022 was $21,953,000 (2021 - cash used of $6,356,000).
  As at December 31, 2022, EMX had cash and cash equivalents of $15,508,000 (December 31, 2021 - $19,861,000), investments, long-term investments and loans receivable valued at $14,561,000 (December 31, 2021 - $18,170,000) and loans payable of $40,489,000 (December 31, 2021 - $50,733,000).

Corporate Updates

Timok Dispute Update

On January 27, 2022 the Company announced that it had suspended the filing of a Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") regarding its royalty agreement covering the Timok project in Serbia, which includes the producing Cukaru Peki copper and gold mine. This suspension followed EMX's previous announcement of its intention to file the Notice of Arbitration to formally dispute the royalty rate as defined under the Royalty Agreement (see EMX news release dated December 17, 2021). Discussions with Zijin have since proved amicable and productive. Both companies are expecting to execute a modified royalty agreement in 2023.

1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section of the Company's annual MD&A for the year ended December 31, 2022 for more information on each non-IFRS financial measure.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com

Settlement of the Bullion Litigation

The Company's wholly owned subsidiary, Bullion Monarch Mining, Inc. ("Bullion"), reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin Trend, Nevada. Bullion initiated litigation in 2008, before EMX acquired Bullion in 2012. Pursuant to the settlement, Barrick paid Bullion $25,000,000. Of the $25,000,000 settlement, $6,175,000 was paid as a fee to Bullion's Reno, Nevada lawyers. The settlement of the lawsuit did not affect our 1% gross smelter return royalty from portions of Nevada Gold Mine's Leeville, Carlin East, Four Corners, and other northern Carlin Trend underground gold mining operations (the "Leeville Royalty"), which continue to be paid.

Acquisition of Additional Royalty Interest on Caserones

EMX acquired an additional (effective) 0.3155% Net Smelter Return ("NSR") royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for $25,742,000. When combined with EMX's (effective) 0.418% NSR interest acquired in August 2021 (see EMX news release dated August 17, 2021), EMX's new total totals to an (effective) 0.7335% NSR royalty interest.

Subsequent to the year ended December 31, 2022, the Company entered into certain agreements to acquire an additional 2.263% ownership in the underlying royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM"), for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of SLM. The acquisition provides EMX with a further 0.0424% (effective) NSR interest in the Caserones property, increasing the Company's NSR royalty interest to 0.7759%.

Acquisition of Royalty Portfolio from Nevada Exploration

EMX executed a purchase and sale agreement (the "Agreement") for a portfolio of royalties with Pediment Gold LLC, a wholly owned subsidiary of Nevada Exploration Inc. ("NGE") (TSX-V: NGE), for $500,000 (see EMX news release dated September 2, 2022). The portfolio consists of a 2% NSR royalty on NGE's Nevada gold exploration portfolio covering ~62.5 square miles and includes four district-scale land positions, as well as certain other interests.  In addition, if NGE options, farms out, or sells a project, then beginning on the first anniversary of the third-party agreement, EMX will receive advanced annual royalties of $20,000 that escalate $10,000 per year and are capped at $50,000.  NGE has the right to buy back half of EMX's 2% NSR royalty by purchasing a 0.5% NSR interest for $1,000,000 any time prior to the 7th anniversary of the Agreement and then, if the first NSR interest has been purchased, may purchase the second 0.5% NSR interest any time prior to production for $1,500,000.

Appointment of Independent Director

EMX announced that Mr. Geoff Smith was appointed to the Board of Directors of the Company effective July 5, 2022. Mr. Smith brings to the board the benefit of 17 years of M&A and corporate finance experience having advised on or financed many of the largest, most complex and innovative streaming transactions in the past 10 years.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com

Royalty and Royalty Generation Updates

In 2022, the Company's royalty generation business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $17,512,000 on royalty generation costs and recovered $8,577,000 from partners. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. During the year the Company also completed 10 partnerships across the portfolio while continuing to replace partnered properties with new royalty generation projects. In addition, our partners directly spent approximately $31,996,000 in exploration on the portfolio.

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	155
Royalty Generation Properties	96

Figure 1. EMX's royalty and mineral property portfolio.

Highlights from 2022 include the following:

  Initial production royalty payments were received from the Company's Gediktepe oxide gold (silver) Royalty Property and Balya North polymetallic Royalty Property in Turkey (see respective EMX news releases dated September 9, and September 15, 2022). From Gediktepe EMX recognized $3,709,000 in royalty revenue and $4,000,000 in deferred milestone payments which will be paid in Q2 2023. EMX earned $276,000 from the Balya North Royalty Property in 2022.
  EMX received a $3,000,000 milestone payment from Arizona Sonoran Copper Company, Inc. ("ASCU") (TSX: ASCU) based upon declared resources totaling 200 million pounds or more of contained copper covered by the Company's Parks-Salyer Royalty Property. ASCU's maiden resource for its Parks-Salyer project, which is partially covered by EMX's Royalty Property, was reported as total inferred underground resources of 143.6 million tons averaging 1.015% (total) copper and containing 2,915 million pounds of copper as oxide, enriched, and primary mineralization at variable cutoffs (see ASCU news release dated September 28, 2022). The Company retains a 1.5% NSR royalty covering the Parks-Salyer Royalty Property.
Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com

  In the US, the Company added to its growing royalty portfolio with the completion of five new royalty agreements, the advancement of more than twenty-five partner-funded work programs, including nine drill projects, the acquisition of four large royalty positions from Nevada Exploration covering key land positions in Nevada, and new generative work leading to the acquisition of a district-wide land position at Tonopah, Nevada as well as a large (approximately 1,890 hectares), prospective land position in the Silver Valley district in Idaho. For the year, partners spent more than $18,000,000 on EMX's early-stage US portfolio.
  EMX's Regional Strategic Alliance ("RSA") with South32 Limited ("South32") (ASX, LSE, JSE: S32; ADR: SOUHY) concluded in Q4 2022 after four years of generative exploration and project work. The Company is now following up on eleven priority projects identified by the RSA and retained by South32 for additional work, including an ongoing drill program at the Copper Springs porphyry copper project in Arizona's Globe-Miami district.
  In Canada, EMX programs advanced available properties in the portfolio as partners conducted multiple field programs, including drill programs on optioned and EMX royalty properties. EMX received C$577,000 in cash payments and C$52,000 in share equity payments during the year, while partners spent more than $3,700,000 in exploration expenditures advancing the portfolio.
  EMX's Latin American royalty portfolio advanced through field programs by Austral Gold Limited (at Morros Blancos and Morros Colorado), Pampa Metals Corporation (Block 4), and drill programs conducted by AbraSilver Resource Corp. (Diablillos), Aftermath Silver Ltd (Berenguela), and GR Silver Mining Ltd (San Marcial). In particular, the drill programs continued to produce significant results that expanded known resources and added new discoveries at nearby targets.
  AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA) announced an updated, open pit constrained mineral resource estimate for the Diablillos project's Oculto deposit that included measured and indicated resources of 51.3 Mtonnes averaging 66 g/t silver (109 Moz contained Ag) and 0.79 g/t gold (1.3 Moz contained Au), as well as inferred resources of 2.2 Mtonnes averaging 30 g/t silver (2.1 Moz contained Ag) and 0.51 g/t gold (37 Koz contained Au) (see AbraSilver news release dated November 3, 2022). The updated resource was based upon drilling through Phase II. The ongoing Phase III drill program is designed to delineate a maiden resource estimate for the high-grade JAC zone discovery (see AbraSilver news release dated February 21, 2023).
  In Northern Europe, the Company continued to develop its portfolio of projects, acquiring new gold and battery metals (nickel, copper and cobalt) royalty generation projects totaling nearly 175,000 hectares, and partnering four available properties. EMX also assisted with multiple partner-funded exploration and drilling programs. Overall, approximately $6,700,000 was spent by partners on EMX's exploration royalty properties in Northern Europe during 2022.
  Royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.
Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com

Financing Updates

Sprott Credit Facility

The Company entered into a credit facility in 2021 with Sprott Private Resource Lending II (Collector), LP ("Sprott") totaling $44,000,000 (the "Credit Facility"). On January 24, 2022, the Company signed a credit agreement modification extending the maturity date to December 31, 2024. In connection with the extension, an additional 1.50% of the principal ($660,000) was added to the principal balance as at January 24, 2022.

Private Placement with Franco-Nevada

The Company completed a $10,000,000 private placement with Franco-Nevada Corporation ("Franco-Nevada"). The proceeds were used to acquire the additional (effective) 0.3155% NSR royalty on the Caserones open pit mine in northern Chile (see EMX's news release dated April 14, 2022).

Franco-Nevada purchased 3,812,121 units at C$3.30 per unit. Each unit consisted of one common share of EMX and one warrant to purchase one common share of EMX for C$4.45 exercisable until April 14, 2027. Franco-Nevada now owns approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis.

Repayment of Vendor Take Back Note

The Company repaid in full the vendor take back note issued to SSR Mining Inc. totaling $8,319,000 including interest owed.

Exercise of Stock Options granted by EMX

1,110,000 stock options were exercised pursuant to the Company's Stock Option Plan, which generated proceeds of $1,037,000 to EMX.

Investment Updates

As at December 31, 2022, the Company had marketable securities of $9,970,000 (December 31, 2021 - $7,409,000), and $4,591,000 (December 31, 2021 - $8,761,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate. Much of the investment portfolio was derived from strategic investments, including Premium Nickel Resources Corporation ("PNR"), and royalty deals completed as part of our organic royalty generation business.

Strategic Investment in Premium Nickel Resources

From 2020 through 2022, EMX acquired 5,412,702 shares of PNR, a private company with nickel-copper-cobalt assets in Botswana. On April 26, 2022, PNR announced the execution of a definitive agreement for a reverse takeover transaction ("RTO") with North American Nickel Inc. (TSX:"NAN") to create a new reporting entity, Premium Nickel Resources Ltd ("PNRL"). PNRL began trading on the TSX Venture Exchange in Q3 of 2022, having completed the RTO process with NAN. As a result of the RTO transaction, EMX's interests were converted to 5,704,987 shares of PNRL, which represents roughly 5% of the issued and outstanding shares of PNRL.

OUTLOOK

The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville in Nevada, Gediktepe in Turkey, potentially Timok in Serbia (pending conclusion of discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. As a royalty holder, the Company has limited, if any, access to information on properties for which it holds royalties. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information is not NI 43-101 compliant. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide guidance or outlook as to future production.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.

EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com